UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Building B09

Intelligence Park No. 26 Yongtaizhuang North Road

Haidian District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

In connection with the Meeting of the Holders of Class A Ordinary Shares and the 2025 Extraordinary General Meeting of Shareholders of Autozi Internet Technology (Global) Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Notice of a Meeting of the Holders of Class A Ordinary Shares and Notice of an Extraordinary General Meeting of Shareholders
99.2	Proxy for a Meeting of the Holders of Class A Ordinary Shares
99.3	Proxy for Extraordinary General Meeting of Shareholders for Holders of Class A Ordinary Shares
99.4	Proxy for Extraordinary General Meeting of Shareholders for Holders of Class B Ordinary Shares
99.5	Third Amended and Restated Memorandum and Articles of Association of Autozi Internet Technology (Global) Ltd.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board

Date: November 10, 2025